Filed by Tut Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Copper Mountain Networks, Inc.

Commission File No.: 000-25865

Press Release

TUT SYSTEMS TO SHOWCASE ITS EXPANDED FAMILY OF MPEG-2

AND MPEG-4 AVC VIDEO PROCESSING SOLUTIONS AT NAB 2005

Debuts Astria® Video Services Processor with IP-to-RF video edge modulation capabilities;

Tut Systems CTO to speak on MPEG Industry Forum panel, Sunday, April 17

LAKE OSWEGO, Oregon, April 13, 2005 – Tut Systems Inc. (Nasdaq: TUTS), a leader in delivering video and data services over broadband networks, today announced that it will debut its new IP-to-RF video edge modulation platform, the Astria® Video Services Processor (VSP) and demonstrate its expanding suite of MPEG-2 and MPEG-4 AVC video processing solutions at the National Association of Broadcasters (NAB 2005) convention in Las Vegas on April 18-21 (booth # SU9956).

In addition, Chuck Van Dusen, Chief Technology Office for Tut Systems, will speak at The Video Ecosystem session presented by the MPEG Industry Forum (MPEG-IF) and the Internet Streaming Media Alliance (ISMA). Mr. Van Dusen speaks from 2:00 to 3:00 pm, Sunday, April 17 2005 on the panel Next Generation Video and Audio – Content Creation (located in conference room # S220).

The company’s demonstrations will cover Broadcast Trunking, Digital TV Headends, Surveillance, and Distance Learning applications and will include:

New Product Introduction — Astria® VSP — The company is debuting the Astria® Video Services Processor (VSP), its new carrier class IP-to-RF video edge modulation platform. The Astria VSP provides unparalleled scalability in a single chassis, enabling telcos and MSOs to utilize IP for video transport and then converting the IP video streams to RF for last-mile delivery of analog and digital TV over FTTP/FTTH and coax networks (see separate press release issued today for more detail).

Tut Systems to Showcase Line of IP Video Processing Solutions at NAB 2005 — p.2/

Real-time MPEG-4 AVC Encoding — Tut Systems will demonstrate how its new MPEG-4 AVC encoder for its Astria® Content Processor (CP) family of products reduces required video compression rates up to 50% while simultaneously improving overall video quality.

Forward Error Correction & MPEG-2 4:2:2 Video — Tut Systems will demonstrate Forward Error Correction (FEC) applied to its MPEG-2 4:2:2 encoding/decoding solution; the demo provides a side-by-side comparison of impaired and corrected video streams to demonstrate the inherent need for and benefits of FEC when delivering digital video over IP networks.

For more information visit www.tutsys.com. To pre-schedule a meeting/demo at NAB, call toll-free to 877-225-7255 or email astriasales@tutsys.com.

About Tut Systems, Inc.

Tut Systems, Inc. delivers content processing and distribution products for deploying next-generation data and video services over broadband networks. Service providers, content providers and government agencies in the United States and abroad use Tut Systems solutions to deliver broadcast-quality video over broadband networks.

Tut Systems is headquartered in Lake Oswego, OR with regional offices across North America, Europe and Asia. For more information visit www.tutsys.com or call (971) 217-0400.

###

Astria is a registered trademark of Tut Systems, Inc.

Contact:

Jeff Schline

Tut Systems

971-217-0364

jeff.schline@tutsys.com

Tut Systems to Showcase Line of IP Video Processing Solutions at NAB 2005 — p.3/

Additional Information About the Proposed Mergers and Where to Find It

In connection with the proposed mergers of Tut Systems and CoSine Communications, Inc., and Tut Systems and Copper Mountain Networks, Inc., Tut Systems has filed registration statements on Form S-4 with the Securities and Exchange Commission. These registration statements include a prospectus of Tut Systems as well as proxy statements for each of Tut Systems’, CoSine Communications’, and Copper Mountain’s special stockholder meetings. Investors and security holders are advised to read the relevant registration statement, prospectus and proxy statement because they contain important information about the proposed mergers. Investors and security holders may obtain a free copy of the respective registration statement, prospectus and proxy statement and other documents filed with the Securities and Exchange Commission by Tut Systems, CoSine Communications and Copper Mountain at the Securities and Exchange Commissions website at http:/www.sec.gov. Free copies of such materials may also be obtained from:

Tut Systems, Inc. Randall Gausman 6000 SW Meadows Road, Suite 200 Lake Oswego, Oregon 97035 Telephone No.: (917) 217-0400	CoSine Communications Terry Gibson 560 S. Winchester Blvd., Suite 500 San Jose, California 95128 Telephone No.: (408) 236-7517	Copper Mountain Networks, Inc. Greg Peck 10145 Pacific Heights Blvd., Suite 530 San Diego, California 92121 Telephone No.: (858) 410-7110

Tut Systems, CoSine Communications, and Copper Mountain, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Tut Systems’, CoSine Communications’ and Copper Mountain’s stockholders in connection with the proposed mergers. Information about the directors and executive officers of Tut Systems and their ownership of Tut Systems stock will be set forth in the proxy statement for Tut Systems’ 2005 Annual Meeting of Stockholders. Information about the directors and executive officers of CoSine Communications and their interests in the CoSine Communications merger will be set forth in the proxy statement for CoSine Communications’ Special Meeting of Stockholders. Information about the directors and executive officers of Copper Mountain and their interests in the Copper Mountain merger will be set forth in the proxy statement for Copper Mountain’s Special Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger when they become available.